Drinker Biddle & Reath LLP One Logan Square, Ste 2000 Philadelphia, PA 19103-6996 215-985-2700 phone 215-988-2757 fax www.drinkerbiddle.com

Diana E. McCarthy Partner 215-988-1146 Direct 215-988-2757 Fax Diana.McCarthy@dbr.com

September 5, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Monique Botkin

Re:	Northern Institutional Funds (the “Trust” or “Registrant”)
Post-Effective Amendment No. 75 to Registration Statement on Form
N-1A (File Nos. 2-80543 and 811-03605)

Dear Ms. Botkin:

The following responds to the comments we received from you on August 22, 2014, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register a new class of shares of the Prime Obligations Portfolio and the U.S. Government Select Portfolio (each a “Portfolio” and together, the “Portfolios”), known as Williams Capital Shares. Unless otherwise noted, your comments on the Post-Effective Amendment apply to each Portfolio. Our responses (in bold) follow your comments. The changes to Trust’s disclosure discussed below are reflected in a Post-Effective Amendment to the Trust’s Registration Statement filed today.

GENERAL

1. Comment: In light of the new money market rule amendments recently issued by the Commission, please consider adding disclosure describing the potential impact of such rule amendments on the Portfolios.

Response: The Registrant has reviewed the disclosure and believes additional disclosure regarding the potential impact of the rule amendments on these Portfolios would be premature at this time.

2. Comment: The Prime Obligations Portfolio seeks to achieve its investment objective by investing in a broad range of high-quality, U.S. dollar-denominated government, bank and commercial obligations that are available in the money markets. Please supplementally define the term “high-quality.”

Response: High-quality money market obligations are generally assigned the highest credit ratings by Standard & Poor’s, Moody’s, and Fitch.

3. Comment: In the Fees and Expenses table of each Portfolio, please remove the line items for “Shareholder Fees” and “Service Agent Fees” as the Portfolios are not charged those fees.

Response: Registrant respectfully declines to make this revision to maintain consistency in disclosure format among the prospectuses of each share class of the Portfolios, as well as the other funds in the fund complex.

4. Comment: Consider disclosing the name of the agreement that provides for the expense limitation in footnote 2 of the Fees and Expenses table of each Portfolio.

Response: The Registrant will review the disclosure the next time the prospectuses for all of the share classes are amended, and consider making the requested revision at that time.

5. Comment: Please confirm that the expense limitation for each Portfolio will be in effect for at least one year from the date of the Prospectus.

Response: Registrant confirms that the expense limitation for each Portfolio will be in effect for at least one year from the date of the Prospectus.

6. Comment: Please supplementally confirm that the Portfolios are not expected to incur any acquired fund fees and expenses or revise the Expenses and Fees table as appropriate.

Response: Registrant does not expect to incur acquired fund fees and expenses that will exceed 0.01% of average net assets of either Portfolio, and therefore no line item for acquired fund fees and expenses is required.

7. Comment: Please delete the last two sentences of footnote 2 to the Fees and Expenses table of each Portfolio as this disclosure is not required.

Response: Registrant respectfully declines to make this revision at the current time as we are advised that the two sentences are required by state fiduciary laws applicable to the investment adviser. The Registrant will review the disclosure the next time the prospectuses for all of the share classes are amended, and consider making the requested revision at that time.

8. Comment: Consider revising the disclosure in the last sentence of the 2nd paragraph of the Principal Investment Strategies section of the Prime Obligations Portfolio to make clear that the term “credit” refers to credit risk.

Response: Registrant has reviewed the disclosure and believes that it is clear. Nevertheless, the Registrant will review the disclosure the next time the prospectuses for all of the share classes are amended, and consider making the requested revision at that time.

9. Comment: The third paragraph of the Principal Investment Strategies section of the Prime Obligations Portfolio is Form N-1A, Item 9 disclosure and should be removed from the summary section to later in the prospectus.

Response: Registrant respectfully declines to make this revision at the current time. The Registrant will review the disclosure the next time the prospectuses for all of the share classes are amended, and consider making the requested revision at that time.

10. Comment: In the section “Purchasing and Selling Williams Capital Shares – Share Classes,” please describe the fees that may be charged by TNTC, its affiliates and WCG on their clients.

Response: Registrant has revised this section, as appropriate, to describe such fees generally as follows: “charges (such as allocation or account maintenance fees).”

11. Comment: Please confirm that procedures for redeeming shares of the Portfolios are disclosed in the Prospectus in response to Item 11(c) of Form N-1A.

Response: Registrant confirms that redemption procedures are disclosed in response to Item 11(c) of Form N-1A.

12. Comment: On page 14 of the Prospectus, it states that the Trust or applicable service provider has the right to involuntarily redeem shares of shareholders. Please add that such right is subject to applicable law.

Response: Registrant has made the requested revision.

13. Comment: On page 14 of the Prospectus, in the section “Account Policies and Other Information – Telephone Transactions,” it states the Trust reserves the right to refuse a telephone redemption. Please add that the suspension is subject to applicable law. Please also consider adding instructions for sending written redemption requests during periods of unusual market activity.

Response: Registrant has made the requested revisions.

14. In the section “Securities Techniques and Risks – Custodial Receipts For Treasury Securities,” please define the terms TIGRs and CATS.

Response: Registrant has made the requested revisions.

12. Comment: Please supplementally confirm that the Fund’s disclosure with respect to derivatives is consistent with SEC staff guidance. (See letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010).

Response: The Registrant has reviewed the Fund’s disclosure and believes that it is consistent with SEC staff guidance.

STATEMENT OF ADDITIONAL INFORMATION

16. Please confirm whether the Portfolios will invest in securities issued by issuers in emerging markets and provide appropriate risk disclosure, if necessary.

Response: The Portfolios do not invest in securities of issuers located in emerging markets.

17. Please confirm whether the Porfolios will invest in derivatives.

Response: The Portfolios may invest in derivatives as disclosed in the Prospectus.

* * *

In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc:	Craig R. Carberry